MDU RESOURCES GROUP, INC.
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
          AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                  Years Ended December 31,
                          2003      2002      2001      2000      1999
                                     (In thousands of dollars)
Earnings Available for
   Fixed Charges:

Net Income (a)        $170,956  $148,444  $155,849  $111,028  $ 84,080

Income Taxes (b)        93,751    86,230    98,341    69,650    49,310
                       264,707   234,674   254,190   180,678   133,390

Rents (c)                9,073     8,156     6,561     3,952     2,018

Interest (d)            54,354    51,393    51,201    51,801    36,539

Total Earnings
  Available for
  Fixed Charges       $328,134  $294,223  $311,952  $236,431  $171,947

Preferred Dividend
  Requirements        $    717  $    756  $    762  $    766  $    772

Ratio of Income
  Before Income
  Taxes to Net
  Income                   153%      158%      163%      163%      159%

Preferred Dividend
  Factor on Pretax
  Basis                  1,097     1,194     1,242     1,249     1,227

Fixed Charges (e)       68,141    59,549    57,762    55,753    38,557

Combined Fixed
  Charges and
  Preferred Stock
  Dividends           $ 69,238  $ 60,743  $ 59,004  $ 57,002  $ 39,784

Ratio of Earnings
  to Fixed Charges        4.8x      4.9x      5.4x      4.2x      4.5x

Ratio of Earnings
  to Combined
  Fixed Charges
  and Preferred
  Stock Dividends         4.7x      4.8x      5.3x      4.1x      4.3x

(a) Net income excludes undistributed income (loss) for equity investee.

(b) Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.

(c)  Represents interest portion of rents estimated at 33 1/3%.

(d) Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e) Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).